Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

INTEROFFICE MEMORANDUM

TO:	All Enerflex Employees	DATE:	January 24, 2022

FROM:	Marc Rossiter, President and CEO

SUBJECT:	Enerflex and Exterran to Combine – Creating a Premier Integrated Global Provider of Energy Infrastructure Solutions

I am pleased to announce that today, January 24, 2022, Enerflex Ltd. (“Enerflex”) and Exterran Corp. (“Exterran”) announced a business combination to create a premier integrated global provider of energy infrastructure solutions. This transaction is subject to standard closing requirements and is expected to close in the second or third quarter of 2022.

Exterran has been a key player in the industry for over 65 years and has operations in 25 countries, with over 3,000 employees, and an expansive energy infrastructure. Exterran people offer solutions in the oil, gas, water, and power generation markets. They have a good reputation and deep experience in cryogenic gas processing and treating solutions and are expanding their produced water treatment business.

Upon closing of the transaction, the combined organization will retain the Enerflex name, brand, and core Values. The corporate headquarters will remain in Calgary, Canada and I will continue to serve as Enerflex’s President and Chief Executive Officer and a member of the Board of Directors. Sanjay will continue as Chief Financial Officer and all other members of Enerflex’s Executive Management Team will remain in their current roles. One Exterran director will be appointed to Enerflex’s Board at the time of closing. Enerflex will be dual listed under the stock symbol EFX on the Toronto Stock Exchange and under a new stock exchange listing in the United States. This transaction will augment and reinforce our regional structure and our core competency of technical excellence in modularized equipment.

I know this news may take some time to digest. In time, I hope you will be as excited about this as I am. Given the scale, experience, and breadth of the combined organization, this transaction will bring opportunities for personal growth and career development across our combined workforce.

On Track to Achieving our Big Audacious Goal

Today is a big step in Enerflex’s history and significant in helping us achieve our Big Audacious Goal of being a $10 billion Energy Infrastructure Company. This transaction is underpinned by a compelling strategic rationale for all stakeholders from the investment community, to employees and their families, customers, suppliers, and the communities we serve. For example, this transaction –

ENERFLEX LTD.

Suite 904, 1331 Macleod Trail SE Calgary AB Canada T2G 0K3 Tel  1 (403) 387 6377 Fax 1 (403) 720 4385 Website www.enerflex.com

CANADA • UNITED STATES OF AMERICA • LATIN AMERICA • EUROPE/CIS • MEA • AUSTRALIA • ASIA

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 000-1904856

INTEROFFICE MEMORANDUM

•

Creates a premier energy infrastructure platform that is more stable through industry cycles while better serving the diverse needs of our customers. The combination significantly accelerates the generation of predictable, recurring gross margin from energy infrastructure and after-market services platforms. We expect that over 70% of gross margin of the combined entity in 2022 will come from recurring sources. The combined organization will provide future stability and capital to fund large-scale projects in natural gas and power generation infrastructure and new energy transition investments.

•	Combines highly complementary product lines, geographies, and asset bases in our core field of natural gas compression and processing, supplemented by an extensive track record in cryogenic solutions.

•

Reinforces a solid platform for Energy Transition and Sustainable solutions. The combined organization will have greater financial and operational capabilities required to address Energy Transition initiatives, including CCUS, renewable natural gas, hydrogen, and electrification, as well as Sustainable solutions, such as produced water treatment – aligning with our growth strategy.

•	Creates increased opportunities for employees. Our expanded scale and product platform creates greater opportunities for employee career growth across business units and regions.

In addition, foundational to the success of this transaction is our “Values-based culture” and Enerflex’s core competency of “technical excellence in modularized equipment”, where manufacturing and servicing our products will remain key pillars of our strategy.

Upon closing the transaction, we will welcome Exterran’s people into the Enerflex family. We anticipate the majority of the integration to take place over a phased approach from 6 to 18 months after closing.

What We Need from You

While this transaction is an exciting growth initiative for the Company, it introduces a risk of distraction for Enerflex people. Some of you will be involved in the integration, but the vast majority will be called upon to execute on our priorities for 2022: winning new work and delivering on our promises to our customers. It is important that until the transaction closes, we engage in business as usual and that Enerflex and Exterran continue to operate as separate and independent entities.

ENERFLEX LTD.

Suite 904, 1331 Macleod Trail SE Calgary AB Canada T2G 0K3 Tel  1 (403) 387 6377 Fax 1 (403) 720 4385 Website www.enerflex.com

CANADA • UNITED STATES OF AMERICA • LATIN AMERICA • EUROPE/CIS • MEA • AUSTRALIA • ASIA

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 000-1904856

INTEROFFICE MEMORANDUM

Our Journey Ahead

Over the coming days and months, we will turn our attention to obtaining the approvals required to complete the transaction. We will also be focused on building a strong integration plan and execution strategy covering all aspects of both businesses. I am pleased to announce that Robert Mitchell, former Vice-President, Business Services and Associate General Counsel for the USA region, has been promoted to Vice President, Chief Integration Officer and will report to me. Robert will be responsible for leading the integration team.

On behalf of the Board of Directors, I want to thank all the individuals who contributed to this transaction. It did not happen overnight – it took the hard work of many people who have been putting in extra effort over and above their day jobs to make this a success. Sanjay Bishnoi, Matt Lemieux, and David Izett have been working the idea from the very beginning and deserve recognition from all Enerflex teammates for this work.

During this next period, we will continue to communicate information to you, especially as we approach the closing date. If you have any questions about this transaction, please contact any member of the EMT, your SMT, or Robert at askrobert@enerflex.com.

I am as curious about the equipment we build, service, install, and operate today as I was on September 26, 1996, when I started. It was the smell of burning welding rod and machine tool oil; the loud noises of impact tools and steel hitting steel; and the energy of engineers, designers, and tradespeople working together that attracted me to the industry in the first place. This transaction is transformational in many ways. It is about creating as positive a future for our shareholders, customers, and suppliers as it is for providing the same positive future for the people at Exterran and Enerflex that will soon be teammates. The transaction is rooted in a profound respect for our collective histories, for the equipment, and for all the people that lay their skilled hands on these solutions to provide energy security for our communities and our world.

Lastly, Enerflex will be hosting a webcast for the investment community today at 6:30 am MST. If you are interested in attending, please join via our website and listen in. A replay of this call will be available on our website and FLEXnet later today. Additionally, the EMT will be hosting townhall sessions – please watch for your invitation. If you have any questions you would like addressed, please email them to Jamie Plosz at jplosz@enerflex.com.

To read today’s full press release click here.

I look forward to strengthening our global market reach, exceeding our customers’ expectations, and unlocking value for the benefit of our stakeholders.

ENERFLEX LTD.

Suite 904, 1331 Macleod Trail SE Calgary AB Canada T2G 0K3 Tel  1 (403) 387 6377 Fax 1 (403) 720 4385 Website www.enerflex.com

CANADA • UNITED STATES OF AMERICA • LATIN AMERICA • EUROPE/CIS • MEA • AUSTRALIA • ASIA

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 000-1904856

INTEROFFICE MEMORANDUM

Marc Rossiter

President and Chief Executive Officer

No Offer or Solicitation

This transcript is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with Sedar may be obtained free of charge at the Sedar’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Exterran’s shareholders in connection with the transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the

ENERFLEX LTD.

Suite 904, 1331 Macleod Trail SE Calgary AB Canada T2G 0K3 Tel  1 (403) 387 6377 Fax 1 (403) 720 4385 Website www.enerflex.com

CANADA • UNITED STATES OF AMERICA • LATIN AMERICA • EUROPE/CIS • MEA • AUSTRALIA • ASIA

Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 000-1904856

INTEROFFICE MEMORANDUM

SEC on March 17, 2021. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s annual information form, which was filed with the Sedar on February 24, 2021. These documents may be obtained free of charge from the Sedar’s website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to such transaction when it is filed with the SEC.

ENERFLEX LTD.

Suite 904, 1331 Macleod Trail SE Calgary AB Canada T2G 0K3 Tel  1 (403) 387 6377 Fax 1 (403) 720 4385 Website www.enerflex.com

CANADA • UNITED STATES OF AMERICA • LATIN AMERICA • EUROPE/CIS • MEA • AUSTRALIA • ASIA